Mail Stop 7010

      July 15, 2005


Robert L. Lee
President and Chief Financial Officer
Empyrean Holdings, Inc.
2537 S.Gessner, Suite 114
Houston, Texas 77063

	Re:	 Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
                   File No. 0-30118


Dear Mr. Lee:

		We have reviewed your amended financial statements dated July 6, 2005 and July 8, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A#2 for the Year ended December 31, 2004

General
1. The response to the Tandy language in our letter dated April
29,
2005 that appears below has to be provided by the management of Empyrean Holdings, Inc., the registrant of the securities, and not from an outside firm. The Tandy language consists of the following paragraphs:

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities
Exchange Act of 1934 and

that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Exhibit 31
2. You are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as opposed to within 90 days. In addition, disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e)
and 15d-15(e). Please amend your December 31, 2004 Form 10-KSB to include certifications prepared in the manner described in Item 601(31) of Regulation S-B. Please be sure to refile the entire Form, along with updated certifications, when you file the amendment.

Form 8-K and Form 8-K/A Filed on April 12, 2005
3. In your Form 8-K report dated April 12, 2005, you disclosed that
Tradewinds International was a wholly-owned subsidiary. In your two subsequent amendments to the Form 8-K report, you disclosed and presented in the pro forma financial statements that you had been acquired by Tradewinds International via a reverse acquisition. Please clarify the disclosure in the amended Form 8-K reports with your earlier representation that you did not believe that you were a
"Blank Check" company and were not required to file a Form 8-K12G3 report.



*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.


          						Sincerely,



								Rufus Decker
								Branch Chief

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Robert Lee
Empyrean Holdings, Inc.
July 15, 2005
Page 3 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE